UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September 2023

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of relevant information dated September 25, 2023

Item 1

RELEVANT INFORMATION

Bogotá, September 25, 2023. Grupo Aval Acciones y Valores S.A. (the “Company”) hereby provides additional information to the communication published on September 22, 2023, regarding the resignation of Mr. Carlos Eduardo Upegui Cuartas from his position as alternate member of the Company’s Board of Directors, clarifying that Mr. Upegui’s resignation letter was received on September 18, 2023, and filed before the Chamber of Commerce of Bogota on September 22, 2023. For the election of the new member of the Board of Directors the Company will follow the applicable regulation and internal procedures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2023

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel